September 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

The Real Good Food Company, Inc. (CIK No. 0001871149)

Registration Statement on Form S-3 (File No. 333-274444)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Real Good Food Company, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-274444), as amended, to 4:00 p.m., Eastern Time, on Wednesday, September 27, 2023, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Rafael Roberti at (212) 819-7589 or Scott Levi at (212) 819-8320 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

THE REAL GOOD FOOD COMPANY, INC.

By:	/s/ Gerard Law
Name:	Gerard Law
Title:	Chief Executive Officer and Director